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                                                                      EXHIBIT 12

                                 July 27, 1999

Board of Directors
Easco, Inc.
706 South State Street
Girard, Ohio 44420

Members of the Board of Directors:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $.01 per share (the "Shares"), of Easco, Inc., a Delaware corporation (the "Company"), (other than any Shares held by Parent (as defined below) or Sub (as defined below) and their respective subsidiaries and affiliates) of the $15.20 per Share cash consideration to be received by such holders pursuant to the terms of a draft Agreement and Plan of Merger (the "Merger Agreement") among the Company, Caradon Inc., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Caradon plc ("UK Parent"), and E Acqco Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"). The Merger Agreement provides for, among other things, (1) a tender offer by Sub (the "Tender Offer") to acquire all of the outstanding Shares at a price of $15.20 per Share in cash (the "Offer Price"), and (2) for a subsequent merger of Sub with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each remaining outstanding Share not purchased in the Tender Offer (other than any Shares held in the treasury of the Company or owned by UK Parent, Parent, Sub or their respective subsidiaries) will be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction will be set forth in more detail in the Merger Agreement.

     In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, dated July 26, 1999, and for purposes hereof we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the aluminum products industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or
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Board of Directors
Easco, Inc.
July 27, 1999
Page  2

liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and UK Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     We are acting as financial advisor to the Board of Directors of the Company in connection with the proposed Transaction and will receive a fee for our services, which is contingent upon the consummation of the Transaction. We previously acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") with respect to, among other things, its evaluation of an acquisition proposal dated April 30, 1999 by American Industrial Partners Capital Fund, L.P. (together with its affiliates, "AIP") to acquire the Company. We understand that AIP beneficially owns approximately 45% of the Shares presently outstanding. We also understand that AIP's proposal has expired, and the Special Committee has been disbanded.

     Our opinion addresses only the fairness from a financial point of view to the stockholders of the Company of the Offer Price, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and, except for inclusion in its entirety in any proxy statement required to be circulated to stockholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of Shares relating to the Transaction, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $15.20 per Share cash consideration to be received by the stockholders of the Company pursuant to the Transaction is fair to such stockholders (other than any Shares held by Parent or Sub and their respective subsidiaries and affiliates) from a financial point of view.

                                          Very truly yours,

                                          /s/  WASSERSTEIN PERELLA & CO., INC.